
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 2 6 2013

Washington DC
405

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SEC FILE NUMBER
8- 15009

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___01/01/12___ AND ENDING___12/31/12___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OneAmerica Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

433 North Capital Avenue, 3rd Floor
                    (No. and Street)

Indianapolis   IN   46204
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas W. Collins   317-285-2577
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers, LLP
            (Name – if individual, state last, first, middle name)

101 West Washington Street, Suite 1300   Indianapolis   IN   46204
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Douglas W. Collins_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___OneAmerica Securities, Inc._____ , as
of ___December 31_____ , 20_12___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Treasurer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OneAmerica Securities, Inc.
Financial Statements and Supplementary Schedules
Pursuant to SEC Rule 17a-5
December 31, 2012



OneAmerica Securities, Inc.

Financial Statements and Supplementary Schedules
Pursuant to SEC Rule 17a-5
December 31, 2012

OneAmerica Securities, Inc.
December 31, 2012

Contents

Report of Independent Auditors.. 1

Financial Statements

Statement of Financial Condition... 3

Statement of Operations... 4

Statement of Changes in Stockholder's Equity... 5

Statement of Cash Flows.. 6

Notes to Financial Statements.. 7

Supplementary Information

Computation of Net Capital... 11

Determination of Reserve Requirements and Information Relating to Possession or Control Requirement under Securities and Exchange Commission Rule 15c3-3... 12


pwc

Independent Auditor's Report

To the Board of Directors and the Shareholder of
OneAmerica Securities, Inc.:

We have audited the accompanying financial statements of OneAmerica Securities, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and of cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, 101 W. Washington Street, Suite 1300, Indianapolis, IN 46204
T: (317) 222 2202, F: (317) 222 2202, www.pwc.com/us



Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary schedules are presented for purposes of additional analysis and are not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2013

2

OneAmerica Securities, Inc.
Statement of Financial Condition
December 31, 2012

Assets

Cash	$ 1,624,689
Deposits with clearing broker and clearing organization	30,000
Accrued commissions receivable	1,082,804
Prepaid expenses	14,438
Net deferred tax asset and other (due from parent)	104,763
Total assets	$ 2,856,694

Liabilities and stockholder's equity

Liabilities

Commissions payable	$ 1,178,703
Due to parent	51,535
Accounts payable and accrued expenses	209,307
Other liabilities	2,659
Total liabilities	1,442,204

Stockholder's Equity

Common stock, no par value, 1,000 shares authorized, 400 shares issued and outstanding at stated amount of $75 per share	30,000
Additional paid-in capital	5,667,000
Accumulated deficit	(4,282,510)
Total stockholder's equity	1,414,490
Total liabilities and stockholder's equity	$ 2,856,694

The accompanying notes are an integral part of these financial statements.

OneAmerica Securities, Inc.
Statement of Operations
For year ended December 31, 2012

Revenues

Commissions	$	19,555,366
Revenue sharing		15,486,522
Investment advisor fees		2,414,083
Interest income		6,273
Total revenues		37,462,244

Expenses

Sales commissions	16,292,242
Revenue sharing	15,486,522
Investment advisor fees	2,081,217
Salaries and employee benefits	1,446,304
General office expenses and administration, net	1,634,135
Regulatory licenses, taxes and fees	285,652
Legal fees and expense	485,712
Other	169,229
Total expense	37,881,013
Loss before income taxes	(418,769)

Income tax expense (benefit)—federal (Note 3)		(138,084)
Net loss	$	(280,685)

The accompanying notes are an integral part of these financial statements.

OneAmerica Securities, Inc.
Statement of Changes in Stockholder's Equity
For year ended December 31, 2012

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2011	$ 30,000	$ 5,667,000	$ (4,001,825)	$ 1,695,175
Net loss	-	-	(280,685)	(280,685)
Balance at December 31, 2012	$ 30,000	$ 5,667,000	$ (4,282,510)	$ 1,414,490

The accompanying notes are an integral part of these financial statements.

OneAmerica Securities, Inc.
Statement of Cash Flows
For year ended December 31, 2012

Cash flows from operating activities		
Net loss	$	(280,685)
Adjustments to reconcile net loss to net cash used by operating activities		
Net changes in assets and liabilities		
Decrease in accrued commissions receivable		51,294
Decrease in other assets and prepaid expenses		16,073
Decrease in due from parent		68,956
Increase in commissions payable		55,311
Decrease in accounts payable		(76,700)
Increase in due to parent		40,529
Total adjustments		155,463
Net cash used by operating activities		(125,222)
Net decrease in cash and cash equivalents		(125,222)
Cash and cash equivalents, beginning of year		1,749,911
Cash and cash equivalents, end of year	$	1,624,689
Supplementary information		
Net cash received from parent for income taxes	$	266,498

The accompanying notes are an integral part of these financial statements.

1.   **Organization and Selected Significant Accounting Policies**

Organization and Business

OneAmerica Securities, Inc. (the "Company") is a registered securities broker-dealer and was organized in 1969 as a wholly owned subsidiary of American United Life Insurance Company ("AUL") for the purpose of selling mutual fund shares. During 1998, pursuant to an agreement with the Financial Industry Regulatory Authority ("FINRA"), the Company was permitted to expand its business to act as an introducing securities broker-dealer for the sales of equity and fixed income securities. The Company is a introducing broker-dealer and registered investment advisor offering stock and bond trading, mutual funds, variable annuities, variable life insurance, fee-based asset management, alternative investments and fee-based financial planning.

Cash and Cash Equivalents

For the purpose of the statements of financial condition and cash flows, the Company considers all highly liquid instruments with maturity of three months or less to be cash equivalents. The carrying value of these equivalents approximates fair value.

Revenue Recognition

Commissions, investment advisor fees, and revenue sharing income from the sale of securities are recorded when earned, along with their related expenses, on a trade-date basis.

Related Parties

AUL furnishes personnel, office space and other services to the Company under a service agreement, which specifies monthly payment, by the Company, of the costs assigned to these services by AUL. The methodology for the determination of these costs is intended to approximate the actual costs incurred by AUL on behalf of the Company. For the year ended December 31, 2012, AUL provided certain administrative services to the Company for which it was reimbursed $1,779,439. The Company provided certain administrative services to AUL for which it was reimbursed $871,000. These amounts are included as part of general office expenses and administration, net in the statement of operations.

As discussed above, the Company has significant transactions with AUL. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

For the year ended December 31, 2012, commission revenues and sales commission expenses include $2,763,091 from AUL from the distribution of variable annuity and retirement products that are proprietary to AUL ("proprietary income") and $316,257 of insurance agency income and expense. Additionally, $15,486,522 of revenue sharing income and expense is included in the statement of operations. These amounts represent commission revenue and commission expense to AUL that require reporting through a broker dealer. The fees received are recognized as income and then subsequently paid to AUL representing an expense. The net income statement impact for proprietary income and expense, insurance agency income and expense, and revenue sharing income and expense is $0.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments

Management estimates that the aggregate carrying value of financial instruments (including receivables and payables) recognized on the statement of financial condition approximates their fair value; as such, financial instruments are short-term in nature, bear interest at current market rates, or are subject to frequent repricing.

Concentrations of Credit Risk in Financial Instruments
The Company's cash on deposit balance is held with The National Bank of Indianapolis and US Bank and exceeds current Federal Deposit Insurance Corporation limits of $250,000.

The clearing and depository operations for the Company's nonmutual fund securities transactions are performed by a single clearing broker pursuant to a clearance agreement. At December 31, 2012, the accrued commissions receivable reflected on the statement of financial condition includes $101,955 representing amounts due from this clearing broker, who is a member of a nationally recognized exchange. The remaining $980,849 consists of commission accounts receivable expected to be received. The Company consistently monitors the credit worthiness of the clearing broker to attempt to mitigate its exposure to credit risk.

Recent Accounting Pronouncements
In June 2011, the FASB issued authoritative guidance to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The amendments require that all nonowner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. For nonpublic entities, the amendments were effective for fiscal years ending after December 15, 2012 and were applied retrospectively. The Company adopted this guidance for 2012 and elected to report a single continuous statement of comprehensive income; however, the Company has no other comprehensive income to report.

In May 2011, the FASB issued authoritative guidance to improve and align fair value measurements and disclosure requirements, to ensure the "fair value" has a consistent meaning in both GAAP and IFRS. The guidance does not require additional fair value measurements, but rather, provides additional guidance on how to measure fair value where its use is already required or permitted by other standards within GAAP. The guidance was effective for nonpublic entities for fiscal years beginning after December 15, 2011. The Company's adoption of this guidance did not have an effect on the Company's financial statements.

Contingencies
In the normal course of its business, the Company is contingently liable to its clearing broker for cash payment requirements of customer securities transactions and the failure of delivery of securities sold by a customer.

Legal matters have arisen in the ordinary course of the Company's business. In each of the matters and collectively, the Company believes the ultimate resolution of such litigation will not result in any material adverse impact to operations or the financial condition of the Company.

During 2012, the Company paid $235,000 for a legal settlement regarding alleged improprieties by a registered representative. The Company is seeking recovery for a portion of the settlement from insurers; however, the potential recoveries are not yet known and none have been recorded in the financial statements. As a result of the legal settlement, the Company received a request from state regulators to schedule a compliance examination. The examination has not commenced.

2.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's net capital rule, which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15-to-1. The rule also provides that capital may not be withdrawn if the resulting net capital ratio would exceed 10-to-1.

At December 31, 2012, the Company had net capital, as defined, of $1,236,249 and $1,145,975 in excess of minimum requirements, and its ratio of aggregate indebtedness to net capital was 1.10 to 1.

3. Income Taxes

The Company is a member of a group that files a consolidated federal income tax return and may, depending on the jurisdiction, join certain members in filing consolidated state income tax returns. The Company is party to tax sharing agreements with AUL and OneAmerica Financial Partners, Inc. that principally provide that the Company will pay (or receive) an amount equal to the tax on its current year taxable income (or loss) generated. Such payments are made through routine intercompany settlements.

In accordance with the authoritative guidance on accounting for uncertainty in income taxes under Generally Accepted Accounting Principles (GAAP), uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This guidance requires the affirmative evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether it is more-likely-than-not (i.e. greater than 50-percent) that each tax position will be sustained upon examination by a taxing authority based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in an increase in a liability for taxes payable (or a reduction of a tax refund receivable), including the recognition of any related interest and penalties as a component of tax incurred.

Open tax years are those that are open to examination by the tax authorities (i.e., the last 4 tax year-ends and the interim tax period since then). No federal income tax examinations are in progress and the Company has not been formally apprised of the Internal Revenue Service's intent to audit open tax years.

As of December 31, 2012, management of the Company has reviewed all open tax years and concluded that there is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken or expected to be taken in future tax returns.

The net income tax benefit for the year ended December 31, 2012, is as follows:

	Federal	State	Total
Current income tax expense/(benefit)	$ (224,353) $	11,245 $	(213,108)
Deferred income tax expense/(benefit)	86,269	(9,261)	77,008
Net income tax expense/(benefit)	$ (138,084) $	1,984 $	(136,100)

The current tax payable and deferred tax asset for federal and state taxes for the year ending December 31, 2012, is as follows:

Current (payable)	$ (38,864)
Deferred tax asset	96,701
	$ 57,837

A reconciliation of the income tax attributable to continuing operations computed at the federal statutory tax rate to the income tax benefit included in the statement of operations, for the year ended December 31, 2012, is as follows:

Income tax at statutory tax rate (35%)	$ (146,570)
Nondeductible expenses	8,486
Income tax benefit	$ (138,084)

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Authoritative guidance establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value based on

their observability. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels.

Level 1 – Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence to and are used to measure fair value whenever available. Active markets provide current pricing data on a more frequent basis.

Level 2 – Fair value is based on quoted prices for similar assets or liabilities in active markets, inactive markets, or model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Fair value is based on valuations derived from techniques in which one or more significant inputs or significant value drivers are unobservable for assets or liabilities.

At December 31, 2012, the Company did not have any securities owned; securities sold, or not yet purchased, which are carried at fair value on a recurring or non-recurring basis.

5.   Indemnifications

Under the Company's organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, in the normal course of business, the Company enters into contracts with its vendors and others that provide for general indemnification. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company. However, based on experience, the Company expects the risk of loss to be remote.

6.   Subsequent Events

Management has evaluated the impact of all subsequent events through February 22, 2013, the date the financial statements were available to be issued, and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

Supplementary Information

OneAmerica Securities, Inc.
Computation of Net Capital
Under Securities and Exchange Commission Rule 15c3-1
December 31, 2012

Total stockholder's equity	$	1,414,490
Nonallowable assets		
Prepaid expenses		(14,438)
Accounts receivable and deposits		(147,128)
Due from parent		(8,062)
Net deferred tax asset (due from parent)		(96,701)
Other additions and or credits		
Discretionary bonus accrual (net of tax)		88,088
Net capital before haircuts		1,236,249
Haircuts		-
Net capital		1,236,249
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)		90,274
Excess net capital	$	1,145,975
Computation of Aggregate Indebtedness		
Commissions payable (net of discretionary bonus accrual)	$	1,090,615
Due to parent		51,535
Accounts payable and accrued expenses		209,307
Other liabilities		2,659
Aggregate indebtedness	$	1,354,116
Ratio of aggregate indebtedness to net capital		1.10 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Part IIA Focus report filing as of December 31, 2012.

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission as provided by paragraph (k)(2)(ii). Accordingly, the Company is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

There were no material differences between the above information and the information included in the Company's corresponding unaudited Part IIA Focus report as of December 31, 2012.



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